Exhibit 99.1

ABCAM PLC

Appointment of Non-Executive Directors

28 January 2021, Cambridge, UK – Abcam plc (AIM: ABC; Nasdaq: ABCM) (“Abcam”), a global leader in the supply of life science research tools, is delighted to announce the appointments of Bessie Lee and Mark Capone as non-executive Directors with immediate effect.

Both Bessie and Mark bring extensive and complementary executive and non-executive experience to the Board of Abcam.

Based in China, Bessie Lee is the Chief Executive Officer of Withinlink, a China-based venture capital firm and start-up incubator focused on marketing technology, which she founded in 2015. Prior to founding Withinlink, Bessie spent almost three decades at WPP plc, holding Chief Executive Officer roles in China for Mindshare, GroupM and finally WPP. Bessie is currently a non-executive Director of Electrocomponents plc, Homeplus Digital Co Ltd and Shanghai Fuge Information Technology Co Ltd. She also acts as an Advisor to Didi Chuxing and Greater Pacific Capital.

Based in the US, Mark Capone is an accomplished life sciences executive with more than 35 years’ experience. He spent over 17 years with Myriad Genetics, latterly as Chief Executive Officer and President, over which time he grew the company into a leading global precision medicine company. Prior to joining Myriad Genetics, Mark spent 17 years with Eli Lilly and Company in positions across the entire value chain. Mark is currently the Chief Executive Officer of Precision Medicine Advisors, a consultancy for molecular diagnostics, pharmaceuticals and biotechnology organizations, which he founded in 2020.

Peter Allen, Chairman of Abcam said: “I am delighted to welcome Bessie and Mark to the Board of Abcam. Bessie brings deep insight into customer and digital marketing dynamics in China, one of our key strategic markets, whilst Mark brings a wealth of experience within the life science sector and a first-hand understanding of our diagnostic and biopharma customers. Their expertise will be invaluable as we continue to work towards our long-term growth plans.”

Mark Capone will join the Remuneration Committee.

The composition of each of the Board Committees is confirmed as follows:

Board Committee	Membership
Nomination Committee	Peter Allen (Chairman) Louise Patten Mara Aspinall Giles Kerr

Remuneration Committee	Louise Patten (Chairman) Peter Allen Mara Aspinall Giles Kerr Mark Capone

Audit and Risk Committee	Giles Kerr (Chairman) Louise Patten Mara Aspinall

AIM Rules disclosures

Bessie Chien Ling Lee (age 55) holds or has held directorships in the five years preceding her appointment at Abcam as follows:

Current Directorships	Previous Directorships
Withinlink (Shanghai) Investment Management Co Ltd	Beixi (Shanghai) Trading Co Ltd

Electrocomponents plc	Shanghai Kuvera Ecommerce Co Ltd

Homeplus Digital Co Ltd (formerly China Networks Systems Co Ltd)	Weitewei Internet Technology (Shanghai) Co Ltd

Shanghai Fuge Information Technology Co Ltd	Dabang (Shanghai) Management Co Ltd
Kinetic Advertising (Shanghai) Co Ltd
GROWWW Communications Group (formerly United Communications Group)
Ecovacs Robotics Co Ltd
GROWWW Media Co Ltd

Save as disclosed above there are no additional disclosures to be made in accordance with Schedule Two paragraph (g) of the AIM Rules.

Mark Christopher Capone (age 58) holds or has held directorships in the five years preceding his appointment at Abcam as follows:

Current Directorships	Previous Directorships
Precision Medicine Advisors LLC	Myriad Genetics Inc
Myriad RMB
Myriad Genetics Laboratories Inc
Crescendo Bioscience Inc
American Clinical Laboratory Association
Coalition for 21st Century Medicine
Assurex Health, Inc

Save as disclosed above there are no additional disclosures to be made in accordance with Schedule Two paragraph (g) of the AIM Rules.

For further information, please contact:

Abcam

+ 44 (0) 1223 696 000

Marc Perkins, Company Secretary

James Staveley, VP, Investor Relations

Numis—Nominated Advisor & Joint Corporate Broker

+ 44 (0) 20 7260 1000

Garry Levin / Duncan Monteith / Huw Jeremy

J.P.Morgan Cazenove—Joint Corporate Broker

+44 (0) 20 7742 4000

James Mitford / Hemant Kapoor

Morgan Stanley – Joint Corporate Broker

+ 44 (0) 207 425 8000

Tom Perry / Luka Kezic

FTI Consulting

+ 44 (0) 20 3727 1000

Ben Atwell / Natalie Garland-Collins

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission, faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated antibodies, assays and other research tools to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

Abcam’s worldwide customer base of approximately 750,000 life science researchers uses Abcam’s antibodies, reagents, biomarkers and assays. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent programme of customer reviews and datasheets, combined with an industry-leading validation initiative, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in more than 130 countries. Abcam’s ordinary shares are listed on the London Stock Exchange (AIM: ABC) and its American Depositary Shares (ADSs) trade on the Nasdaq Global Market (Nasdaq: ABCM).

For more information, please visit www.abcam.com or www.abcamplc.com

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding Abcam’s portfolio and ambitions, expected performance for first half 2021, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: a regional or global health pandemic, including the novel coronavirus (“COVID-19”), which has adversely affected elements of our business, could severely affect our business, including due to impacts on our operations and supply chains; challenges in implementing our strategies for revenue growth in light of competitive challenges; developing new products and enhancing existing products, adapting to significant technological change and responding to the introduction of new products by competitors to remain competitive; failing to successfully identify or integrate acquired businesses or assets into our operations or fully recognize the anticipated benefits of businesses or assets that we acquire; if our customers discontinue or spend less on research, development, production or other scientific endeavours; failing to successfully use, access and maintain information systems and implement new systems to handle our changing needs; cyber security risks and any failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions; failing to successfully manage our current and potential future growth; any significant interruptions in our operations; if our products fail to satisfy applicable quality criteria, specifications and performance standards; failing to maintain our brand and reputation; our dependence upon management and highly skilled employees and our ability to attract and retain these highly skilled employees; and the important factors discussed under the caption “Risk Factors” in Abcam’s prospectus pursuant to Rule 424(b) filed with the U.S. Securities and Exchange Commission (“SEC”) on 22 October 2020, which is on file with the SEC and is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in Abcam’s other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.